99.1

FOR IMMEDIATE RELEASE

MindWalk Holdings Corp. Announces Leadership Update

Commercial Priorities Unchanged; LensAI™ Remains in Contracted, Recurring Deployments with Life Sciences Customers

AUSTIN, Texas--(BUSINESS WIRE)--MindWalk Holdings Corp. ("MindWalk") (NASDAQ: HYFT), a Bio-Native AI company, today announced that Thomas Lynch, PhD, has departed the company and ceased to serve as Chief Business Officer, effective October 16, 2026.

"We thank Thomas for his contributions to MindWalk and wish him well," said Jennifer Bath, PhD, Chief Executive Officer and President of MindWalk. "Our commercial priorities do not change. We have moved from building the technology to deploying it, and the work in front of the team is the same today as it was last week: delivering on the platform deployments already under contract and advancing the pharma and partner engagements in progress."

MindWalk's commercial activity continues on plan. LensAI™, the company's reasoning and application layer, is in contracted, recurring arrangements with life sciences customers today, running on ReefIQ™, the biological data substrate powered by HYFT® Technology. The commercial and business development team continues to report to the Chief Executive Officer.

About MindWalk Holdings Corp.

MindWalk Holdings Corp. (NASDAQ: HYFT) is a Bio-Native AI company building the BioIntelligence infrastructure that life sciences AI and agentic AI require, integrating AI, data, and advanced wet lab capabilities into one connected discovery ecosystem. At its core is HYFT® Technology, a proprietary, function-aware representation of biology. Its HYFT fingerprints span sequence and structural biology and, refined over 20 years of curation, form a continuously evolving biological representation of 660 million patterns and 25 billion relationships. This enriched biological representation is the architecture behind ReefIQ™, the biological data substrate that provides context for life sciences, enriching data at ingestion and growing more valuable with each program run on it, and LensAI™, the reasoning and application layer for target discovery, candidate diligence, portfolio decision support, and the agentic AI workflows pharma is racing to deploy. By design, value compounds in this HYFT representation layer, not in any individual AI model that runs on top of it.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable United States and Canadian securities laws. Forward-looking statements are based on management's current expectations and assumptions and are subject to known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially, including: the transition of business development and commercial responsibilities following the departure of the Chief Business Officer; the Company's ability to attract, retain, and integrate executive and commercial talent; the Company's ability to maintain existing customer and partner relationships and to convert engagement into contracted arrangements; market acceptance and commercial outcomes of ReefIQ™ and LensAI™; the technical performance of AI-based discovery methods and of the underlying compute infrastructure; the ability to enter into pharmaceutical, infrastructure, or other partnership arrangements; competition; intellectual property risks; regulatory determinations; and capital markets conditions. Additional information is available in MindWalk's Annual Report on Form 20-F and other filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov/edgar).

Trademarks

HYFT® is a registered trademark of MindWalk Holdings Corp. LensAI™, ReefIQ™, HYFT Base™, HYFT Matrix™, HYFT Prime™, and B cell Llama™ are trademarks of MindWalk Holdings Corp. or its subsidiaries; ReefIQ™ registration is pending. All other trademarks are the property of their respective owners.

Investor Relations Contact

Louie Toma, CPA, CFA

Managing Director, CoreIR

investors@mindwalkai.com

Source: MindWalk Holdings Corp.